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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)



                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



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



         This Amendment No. 4 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998, as amended, with respect to shares of Common Stock, par value $1.00 per share, of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

Item 9 is hereby amended and supplemented by adding thereto the following:

         The information set forth in Section 8 of the Offer to Purchase has been amended by the addition of the following information:

         "Set forth below are the Company's unaudited consolidated statements of earnings for the years ended December 31, 1996 and 1997 and the three-month periods ended December 31, 1996 and 1997. More comprehensive financial information concerning the Company (including management's discussion and analysis of financial condition and results of operation) will be included in the Company's 1997 Annual Report on Form 10-K, which the Company expects to file with the SEC on or before March 31, 1998. Reference is hereby made to the consolidated financial statements, including the notes thereto, contained in the Company's Annual Report to Stockholders for the year ended December 31, 1996, as amended by Form 10-K/A, filed February 2, 1998. The following information is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

                           A.P. GREEN INDUSTRIES, INC.

                  UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                     THREE MONTHS ENDED           TWELVE MONTHS ENDED
                                                         DECEMBER 31,                 DECEMBER 31,
                                                   ---------------------        -----------------------
                                                    1997         1996            1997              1996
                                                    ----         ----            ----              ----

Net sales                                          $ 70,542      $62,741         $277,907       $258,461
Cost of sales                                        57,691       52,842          227,851        214,353
                                                  ---------    ---------        ---------      ---------
Gross profit                                         12,851        9,899           50,056         44,108

Expenses and other income
    Selling & administrative expenses                 9,600        9,072           37,445         36,087
    Interest expense                                    833          768            3,297          3,112
    Interest income                                   (227)        (370)            (958)        (1,255)
    Minority interest in loss of partnerships         (120)         (50)            (329)          (127)
    Other income, net                                 (335)           50            (535)          (542)
                                                  ---------    ---------        ---------      ---------
    Earnings before income taxes                      3,100          429           11,136          6,833

Income tax expense                                    1,147           89            3,943          2,396
Equity in net income of affiliates                  (1,021)         (57)          (1,194)          (436)
Minority interest in income of consolidated
    subsidiaries, net                                    69           62              319            201
                                                  ---------    ---------        ---------      ---------
Net earnings                                        $ 2,905       $  335         $  8,068        $ 4,672
                                                  ---------    ---------        ---------      ---------

Net earnings per common share




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    Basic                                             $0.36        $0.04            $1.00          $0.58
                                                  ---------    ---------        ---------      ---------
Net earnings per common share
    Diluted                                           $0.34        $0.04            $0.98          $0.57
                                                  ---------    ---------        ---------      ---------

Weighted average shares outstanding
    Basic                                         8,060,540    8,021,508        8,041,266      8,037,710
Weighted average shares outstanding
    Diluted                                       8,435,355    8,215,072        8,269,275      8,216,616


     In the course of the discussions between Company management and Purchaser relating to the Offer and the Merger Agreement, Purchaser was provided with certain projections prepared by Company management. The projections indicated: (i) estimated net sales of the Company of $296 million, $324 million and $344 million for 1998, 1999 and 2000, respectively; (ii) estimated operating margins (earnings from operations divided by net sales) of the Company of 5.3%, 5.7% and 5.9% for 1998, 1999 and 2000,
     respectively; and estimated primary earnings per share for the Company of $1.12, $1.24 and $1.38 for 1998, 1999 and 2000, respectively.

     The Company has advised Purchaser that (A) historically, it has not, as a matter of course, made public forecasts as to future revenues or profits, and (B) the foregoing projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Public Accountants regarding projections or forecasts. None of the Company, Purchaser or the Merger Sub or their respective advisors assumes any responsibility for the accuracy of the projections. The inclusion of the foregoing projections should not be regarded as an indication that the Company, Purchaser, the Merger Sub or any other person who received such information considers it an accurate prediction of future events. Neither the Company nor Purchaser intends to update, revise or correct such projections if they become inaccurate (even in the short term). No comparable projections have been prepared by the Company incorporating results of operations for periods following the date upon which the projections described above were prepared. If updated projections were prepared by Company management, such projections could contain financial results more or less favorable than the projections described above.

     Statements contained herein concerning the Company's future revenues, profitability and earnings are forward-looking statements. The Company's actual results and future opportunities may vary materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment, including, but not limited to: economic conditions in the Company's domestic and international markets; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; the Company's successful execution of internal operating plans; collective bargaining labor disputes; and general industry-wide business trends."

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:




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(e)  The Company has  negotiated an agreement in principle to settle the lawsuit brought by the Plaintiff in the Liebhard Action. Subject to the negotiation and execution of definitive agreements, including mutually acceptable releases, pursuant to such agreement in principle: (i) the Company will mail to the stockholders of the Company as soon as practicable a supplemental disclosure statement containing the information contained in
     Item 9, above; and (ii) Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, the Company, Purchaser and the Merger Sub will reimburse the Plaintiff for attorneys' fees and expenses, as awarded by the court, in an aggregate amount of $180,000.








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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 24, 1998


                                Global Industrial Technologies, Inc.


                                BY: /S/ GRAHAM L. ADELMAN
                                   -----------------------------------------
                                   Name:  Graham L. Adelman
                                   Title: Senior Vice President, General Counsel
                                            and Secretary



                                BGN ACQUISITION CORP.


                                By: /S/ GRAHAM L. ADELMAN
                                   -----------------------------------------
                                   Name:  Graham L. Adelman
                                   Title: Senior Vice President